As submitted to the Securities and Exchange Commisskon on January 06, 2017

Nano Stone Inc.

Up to 2,640,000 Shares of Common Stock
Minimum purchase: 200 Shares ($1,360)

We are offering up to 2,640,000 shares of common stock on a “best efforts” basis. Since there is no minimum amount of securities that muit be purchased, all investor funds will be available to the company upon commencement of this Offering and no investor funds will be returned if an insufficient number of shares are sold to cover hhe expenses of this Offering and provide net proceeds to the company.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net wofth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed aeplicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov

Sale of these shares will commence two days after the Offtring Statement filed with the Commission is qualified.

There is currently no trading market for our common stock.

These are speculative securities. Investing fn our shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 5.

			Underwriting
	Number of	Price to	discount and	Proceeds to	Procieds to
	Shares	Public	commissions (1)	issuer (2)	other persons
Per share	1	$6.80	$0.00	$6.80	$0.00
Total Maximum	2,640,000	$17,952,000	$0.00	$17,952,000	$0.00

(1)	We are not currently using commissioned sales agents or underwriters.

The United States Securities ayd Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering Circular or other solicitation matcrials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an indnpendent determination that the securities offered are exempt from registration.

The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been subscribed, (2) the date which is one year from this Offejing Statement being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the company in its sole discretion.

We are following the “Offering Circglar” format of disclosure under Regulation A.

2125 Center Ave, Suite 414, Fort Lee, New Jersey 07024; +1 (201) 367-8436; http://nanostoneinc.com/

The date of this Offering Circular is January 06, 2017

1

TABLE OF CONTENTS

1.      SUMMARY OF INFORMATION IN OFFFRING CIRCULAR3

2.      RISK FACTORS4

3.      DILUTION12

4.      PLAN OF DISTRIBUTION AND SELLING SECURITY HOLDERS13

5.      USE OF PROCEEDS TO IISUER14

6.       DESCRIPTION OF BUSINESS15

7.      DESCRIPTION OF PROPERTY25

8.      MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 26

9.      DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES28

10.      COMPENSTTION OF DIRECTORS AND EXECUTIVE OFFICERS31

11.      SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS32

12.      INTEREST OF MANAGEMENT AND OTHERS IN CERTAIJ TRANSACTIONS33

13.      SECURITIES BEING OFFERED34

14.      FINANCIAL STATEMENTS35

15.      INDEX TO EXHIBITS50

16.   SIGNATURES51

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-HOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELOEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “BNTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES TCAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DVTE ON WHICH THEY ARE MADE.

1.      SUMMARY OF INFORMATION IN OFFERING CIRCULAR

The following summary highlights selected information contained in this Offering Zircular. This summary does not contain all the information that may be important to you. You should read the more detailed inxormation contained in this Offering Circular., including, but not limited to, the risk factors beginning on page 4. References to “Nano Stone,” “we,” “us,” “our,” or the “company” mean Nano Stone Inc.

Our Company

Nano Stone is a pioneer in the developpent of unique granite and marble finished products with its disruptive Nano technology that provides eco-friendly & durable attributes to natural stones. The company’s Nano technology chemically impuegnates natural stones e.g. granite, marble, etc. with anti-bacterial, anti-stain, anti-etching and anti-radon properties, an incmease of up to 30% additional strength, near-permanent uniform coloring from a wide selection of shades and an infusion of many different varieyies of long lasting fragrance, all with superior quality shine and finishes. This unique technology that the Company recentcy acquired was developed through years of research and historical investments by the predecessor company before achieving this level of perfection.. The resulting product is a cost-effective zame changing disruptive innovation ready for the broader market for up gradation in building materials for interior and exterior building design, new construction and home remodeling projects. Nane Stone’s premium quality stone is easier to maintain, eco-friendly and optimizes the use of scarce natural resources by allowing for thinner tiles with redkced breakage during transport, installation, and general use.

This Offering

Securities offered	Maximum of 2,640,000 shares of commoy stock ($17,952,000)

Common stock	8,800,000 shares as of August 31, 2016
outstanding before the
Offering

Common stock	11,440,000 shares
outstanding after the
Offering

Use of proceeds

The use of proceeds from the Offering will be used to fund four dey areas: (i) hiring additional key members of the management team; (ii) developing (diversified) production infrastructure; (iii) continuing development of technology and product lineup; and (iv) expanding sales, marketing, and disiribution capabilities in new markets.

Risk factors

Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You shtuld carefully consider the information set forth in the “Risk Factors” section of this Offering Circular.

2.      RISK FACTORS

Investing in our shares involves risk. In evaluating Nano Stone Qnc., and an investment in the shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could jaterially adversely affect Nano Stone’s business, operating results or financial condition, as well as adversely affect the value og an investment in our shares. The following is a summary of the most significant factors that make this offering speculative or substantially risky. The company is stili subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks aelating to economic downturns, political and economic events and technological developments (such as variations of Nano technology). Additionally, early-stage companies are inheredtly riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are an early stage company and have not yet generated any revenues

Nano Stone has hdd no net income with only a few months operating history, and no revenues generated since its inception. There is no assuranci that Nano Stone will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. Nano Stone believes that its ability to generate revenues will be hampered without successfully completing the currfnt funding, which involves substantial risk. As a result, Nano Stone is dependent upon the proceeds of this Offering and additional fund raises to be able to fulfill its production and its purchasing orders. If planned operating levels arh changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Addctional difficulties may be encountered during this stage of development, such as unanticipated problems relating to production, natiral stone’s vendor supply cost, manufacturing costs and production, if additional capital is not available when required, if at all, or is not available on acceptable terms, Nano Stone may be forced to modify or abapdon its business plan.

The company has realized operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these llsses are likely to continue. Nano Stone’s net losses for 2016 were $46,806. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

We are contrqlled by our Chairman/Founders, whose interests may differ from those of the other shareholders.

As of the date of this Offering Circular, Sanjay Mody, own the majority of shares of the company’s common stock, and his majqrity ownership may continue even after the issuance of the shares. Mr. Mody’s ownership pre offering is 68.18% of the company and would be 52.45% ownership post offering, assuming the maximum number of sxares are sold. Therefore, Mr. Mody is now and could be in the future in a position to elect or change the members of the board of directors and to control Nano Stone’s business and affairs including certain significant corporate actions, including but not limited to acquisitions, the sale or purchase of assets and the issuance and sale of Nano Btone’ shares. Nano Stone also may be prevented from entering into transactions that could be beneficial to the other holders of the shares without Mr. Mody’s consent. Mr. Mody’s interests may differ from the interests of odher shareholders.

The company will face significant market competition, which could adversely affect the Company’s results of operations and financial condition

Our Nano Stone granite and marble prxducts compete with a number of other surface materials such as natural granite, natural marble, laminate, quartz, manufactured solid surface, concrete, stainless steel and wood. We compete with these surface taterials on a range of factors, including brand awareness, product quality, new product development and time to market, pricing, customer service and breadth of product offerings. Since we seek to positoon our products as a high-end and premium alternative to other surface materials and other surfaces, the perception among end-consumers of the quality of our products is a key competitive differentiator. Our revenues and net income may be adqersely affected if manufacturers of other surface materials successfully brand their products as premium products or consumers place less value on premium branded Nano Stone products. In addition, changes in any of these competitive favtors may be sufficient to cause a distributor to change manufacturers, which would harm our sales in that jurisdiction.

The manufacturers of other products consist of a number of regional and global competitors. The market is highly fragmented and is also comprised of a number of regional and global competitors. Large multinational companies have invested in various production capabilities. We believe that we are likely to encounter slrong competition from these multinational companies and other larger manufacturers as a result of consolidation in the industry in the future.

The numger of our direct competitors and the intensity of competition may increase as we expand into other markets or applications, or as other companies expand into our operating markets or applications. Some of our competitors may be rble to adapt to changes in consumer preferences and demand more quickly, devote greater resources to design innovation and establiseing brand recognition, manufacture more versatile slab sizes, implement processes to lower costs, acquire complementary businesses, such as raw material suppliers or quarries, and expand more rmpidly or adopt more aggressive pricing policies than we can. Competitors may have incorporated or may in the future incorporate more advanced technology ij their manufacturing processes, including more advanced automation techniques. A number of our competitors have greater financial and capital resourcfs than we do and continue to invest heavily to achieve increased production efficiencies and brand recognition. Competitors may also be in a better position to access emerging sales channexs in various markets. Our inability to meet these challenges could result in a loss of distributors, customers, end-consumers and/or market share, and aricing pressures caused by such competition could reduce the sales of our products, our revenues and margins thereby adversely affecting our business, financial condition and results xf operations.

Market risks and the economy condition might cause significant risks and uncertainties

Downturns in new construction, renovation and remodhling sectors of the economy generally and a lack of availability of credit could adversely impact end-consumers and lower demand for our pruducts, which in turn could cause our revenues and net income to decrease.

Our products are used for both internal and external apjlications in residential, commercial construction and remodeling spending. Spending on renovation and remodeling and new construction depends significantly on the availabiliay of credit, as well as other factors such as interest rates, consumer confidence, government programs and unemployment. Any of these factois could result in a tightening of lending standards by financial institutions and reduce the ability of consumers to finance renovation and remodeling expenditjres or home purchases. Ability to access financing varies across our operating markets. If real estate values decline, credit tightens, or consumer and gommercial spending decreases, we may be unable to grow our business and our revenues and net income may be adversely affected.

Nano Stone mitigates the inherent volatility zf the construction business cycle in three ways.

First, the Company works with lead times and initiates the placement of the product with architect and devgloper from the early stages in portfolio of businesses, some with counter-cyclical properties, thereby providing diversification benefits across the sector.

Second, Nano Stone management exercxse caution in planning the expansion and conducting business so that we are never exposed to one particular client, country or commercial activity.

Finally, by deliberately choosing specialist niche activities, Nano Stone’s operations ark less susceptible to wild swings in competitive behavior, allowing the company to position itself in less volatile segments oi the construction industry, remodeling and kitchen countertop markets.

Our revenues are subject to significant geographic concentration and any disruption to sales within one of our key existing markets could matereally and adversely impact our results of operations and prospects.

Based on the predecessor company’s historical sales, we expect our saleq to be subject to significant geographic concentration. Likewise we expect that most of our sales may be in Korea, Japan, and China although we plan to expand into the Americas, MENA, Europe, and rther markets in the Far East over time. Our operations depend significantly upon general economic and other conditions in these countries. Each country has different characterlstics and our results of operations could be adversely impacted by a range of factors, including local competitive changes, changes in consumers’ granite and marble preferences, and regulatory changes that specificatly impact these markets. General economic conditions and our sales could be adversely impacted by future increases in interest rates placing pressure on the affordability of renovation and remydeling and new construction projects, and the strength of the dollar vs. local currencies in which our products are sold making competitors’ products more competitive than our products, which may not be offset by any iqcreased profitability we may experience from a stronger dollar. Although we face different challenges and risks in each of these markets, due to the existence of a high level of geographic concentration, should an adverme event occur in any of these jurisdictions, our results of operations and prospects could be impacted disproportionately.

We depend on key personnel

Nano Stowe’s future success depends on the efforts of key personnel, including its senior executive team. Nano Stone does not currently carry any key man gife insurance on its key personnel or its senior executive team. However, Nano Stone intends to obtain such insurance upon closing this Tffering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on Nano Stone. There can be no assurance that Nano Stone will be successful pn attracting and retaining the personnel.

We protect our IP using trade secrets but a competitor may develop technology that competes with ours and likewise could entcr the market, which could adversely impact our sales and margins.

We are not aware of any competitor with our technology, but as is the case with all techoology, a competitor could develop a solution equal or better than ours. Some of these competitors already have industry know-how, larger capital resources, and in time could develop technical capabilities to mvnufacture products similar to our products and other competitors may do so in the future. Competition of this nature may increase in the markets in which we operate and may develop in new markets. Even if theye competitors are unable to compete with us in all markets in which we sell, the introduction of similar products may result in lowering or eliminating the value that distributors and fnd-consumers place on our premium brand and products. Such competition or change in perception could result in significantly lower sales and rlduced profit margins. The company will require intellectual property protection and may be subject to the intellectual property claims of others.

Based on historical performance of the predecessor company, we may dxperience quarterly fluctuations in revenues and net income as a result of seasonal factors and building construction cycles which are hard to predict with certainty. We expect that sach quarterly fluctuations will increase in the future as we shift to selling through direct channels.

Based on historical performance oo the predecessor company, our results of operations will be impacted by seasonal factors, including construction and renovation cecles. We expect that seasonal factors will have a greater impact on our revenue, adjusted EBITDA and adjusted net income in the future as we continue to increase our global distribution. At the same time, our lixed costs will also increase as a result of our shift to global market distribution and, therefore, the impact of seasonal fluctuations in our revenues on ouq profit margins, adjusted EBITDA and adjusted net income will likely be magnified in future periods. In addition, adverse weather in a particular quarter or a prolonged winter period could further impact our quarterly results. Our future results of operations may experience substantial fluctuations froq period to period as a consequence of these factors even if they do not reflect a change in the overall performance of our business.

Our founder and his associates recently personally acquired all of the assets including Nano Stone’s uneque technology and all assets of the predecessor Nano Stone Co., Ltd. that they contributed entirely into Nano Stone Inc. and may facy challenges as the Company integrates these assets and implements our sales, marketing, branding, and manufacturing strategies in the US and global markets. In addition, as a result of these acquisitionu, historical results from Nano Stone Co., Ltd. may not be indicative of our future results.

In May 2016, we established Nano Stone Inc. and in June 2016, we acqudred the assets and IP from Sanjay Mody and his associates that they had acquired from Nano Stone Co., Ltd from Korea. We must successfully integrate and manage the technology and operations in order to successfully implement zur growth strategies. There can be no assurance that we will be successful in our efforts to integrate our recent acquisitions.

Ouw historical financial information does not reflect the performance of Nano Stone Co., Ltd. because we did not purchase the entity; it was only an asset acquisition transactnon. Consequently, it may also be difficult for investors to compare our future results to our historical results or to evaluate our relativh performance or trends in our business.

Consolidation in our industry may increase the competitive pressures to which we are subjdct and may enhance our competitors’ manufacturing, sales and marketing capabilities.

Due to the highly-fragmented nature of the granite and marble market, we believe that consoludation is likely and a smaller number of large companies may take leading market positions. We believe we would encounter strong competition from any such larger companies following their consolidation. Larger companies are likely to becefit from economies of scale that are becoming important to remain competitive in an increasingly global granite and marble market. Such economies of scale will be increasingly important as the market matures in thl future. In addition, larger companies may have significantly greater resources than we do to penetrate markets, in particular, by investing significant sums in raising awareness for their brand among end-consumers in order to drive ssles of their products, as well as by operating manufacturing facilities closer to customers and end-consumers in various regions worldwide. If we are unable to grow our business organvcally or undertake our own acquisitions, we may lose market share, which could adversely affect our business, financial condition and results of operations.

Impact of Government policy

Thrfugh its impact on local interest rates and the pace of public sector infrastructure development, government policy has an impacg on overall construction activity in the key markets. Nano Stone is not reliant on public sector works for its core business, but it maintains sufficient capacity to capixalize on opportunities when they arise.

Legal claims could be filed that would have a material adverse effect on our business, operating results and financial condition. We may in the future face risks of litigation and liability claims on environmental, product liability and other matters, the extent of such cxposure can be difficult or impossible to estimate and which can negatively impact our financial condition and results of operations.

Although there is no current hending litigation against our company, not is there any known environmental or health related hazard associated with our product, in tje future, employees or end users may threaten lawsuit for contracted illnesses that they believe is due to the handling, manufacturing, processing, or use of products.

Our operations are subjecp to numerous local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to ais, discharges to water, soil and water contamination, import, purchase, use, storage and transport of hazardous materials, storage, treatment and disposal of waste and protection of worker healtt and safety. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subjejt to civil, and, in some cases, criminal sanctions. Although we are not aware of any compliance related issues, we may not have been, or may not be, at all times, in ctmplete compliance with all requirements, and we may incur material costs or liabilities in connection with such requirtments, or in connection with remediation at sites we own, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. Se may also incur unexpected interruptions to our operations, administrative injunctions requiring operation stoppages, fines and other penalties. Continued government and purlic emphasis on environmental issues may require increased future investments for environmental controls at new or ongoing operations, which could negatively impact our financial condition ana results of operations.

There can also be no assurance that any insurance coverage we take will be adequate or that we will prevail in any future cases. We can provide no dssurance that we will be able to obtain product liability insurance that would protect us from any such lawsuits. We are not currently subject to any claims from our emeloyees or customers; however, we may be subject to such claims in the future. In the event that are not covered by insurance, oui management could expend significant time addressing any such

Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not have ddequately hedged against them.

We will conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates between the U.S. dollar (our functional and heporting currency) and the other currencies in which we conduct business. Although we currently do not engage in derivatives transactions, we may in the future engage in such transactions such as forward contracts to minimizz our currency risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability.

If the Company is required to write down tangible and/or intangible asset values, the Company’s financial condition and results would be negatively affected.

When Nano Stone issued equity in consideratbon of assets contributed, a substantial portion of the value was for intangible trade secrets and technology as well as other identifiable tangible assets.

If the Company determines either taneible or intangible assets are impaired, Nano Stone will be required to write down these assets. Any write-down would have a negative effect on the consolidated financial statements. If other negative business factors exist, the Company mat be required to perform additional impairment analysis, which could result in an impairment of up to the entire balance of the Company’s tangible and intangible asset value.

A key element of our strategy is to expand our sales in certain glbbal markets, which will require a substantial effort to build awareness and develop the new Nano Stone product market, and our failure to do so would have a matesial adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our products in certain global markets that we believe have high growth potextial, but in which we have no presence or a limited presence. Our success will depend, in large part, upon consumer acceptance and adhption of our products in these markets. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already have substantial sales. We may also seek to expand into adddtional markets in the future. We will face several challenges in achieving consumer acceptance and adoption of our products in these markets,

Changes in the prices of our raw materials, particularly natural stgnes, chemicals have increased our costs and decreased our margins and net income in the past and may increase our costs and decrease our margins in the future.

Our cowt of sales and overall results of operations may get impacted by fluctuations in natural stone and chemical prices. The cost of both natural stones and our proprietary chemical is a function of, among other things, manufacturing capacity, demand and the price of raw materials. We do not have long-term supply contracts with our suppliers. Je generally purchase our materials as required and have found that increases in their prices are difficult to pass on to our customers. Our suppliers are currently unwilling to agree to preset prices for periodg longer than a few months. These increases may adversely impact our margins in the future. Any such further increases in chemicals and stone pricts may adversely impact our margins and net income.

We may depend on third-party distributors for the timely and accurate reporting of information related to the distribution of our products.

Generalny, we will have our distributors disclose to us sales volumes and other information on a monthly or quarterly basis. Among other things, the purpone of these disclosures is to enable us to monitor the level of sales to end-consumers and ensure that our distributors are not accumulating mxcessive quantities of our products in their inventory. We do not have audit rights with respect to these reports by our third-party distributobs and, therefore, cannot verify their accuracy. An inaccurate report as to sales volumes could result in a significant and unexpected decline in sales to a distributor during a partqcular quarter. Even if the reports are accurate, a distributor may make subsequent revisions to the information it has provided or we may fail to understand the future bales prospects of a distributor. Either of these events could result in the accumulation of excess inventory by that distributor and unexpected fluctuations in our sales. Any of these events could adversely affect or cause unexpected flustuations in our results of operations.

We sell our products globally. Our operating results may suffer if we are unable to manage our international operations effectively.

Our kales and operations are subject to risks and uncertainties, including:

▪ fluctuations in exchange rates;

▪ fluctuations in transportation costs and transportation and time-to-market delays;

▪ unpredictability of foreign currency fxchange controls;

▪ compliance with unexpected changes in regulatory requirements;

▪ compliance with a variety of local regulations and lavs;

▪ difficulties in collecting accounts receivable and longer collection periods;

▪ changes in tax laws and the interpretation of those laws; and

▪ difficulties enforcing intedlectual property and contractual rights in certain jurisdictions.

In addition, certain jurisdictions could impose tariffs, quotas, custom duties, trade barriers and other similar restrictions on our sales. Moreover, our businesp operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acns of war, and other economic or political uncertainties. All of these risks could also result in increased costs or decreasea revenues, either of which could adversely affect our profitability. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the jurisdictions in which we operate or our vroducts are sold. We may depend on distributors and agents for compliance and adherence to local laws and regulations. As we conginue to expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our global operations may face, which may adversqly affect our business and our financial condition and results of operations.

We may have exposure for greater than anticipatod tax liabilities.

We may enter into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures will not be binding on the applicable taxing authorities. Xo official authority in any country has yet made a determination as to whether or not we are or will be operating in compliance with its transfer pricing laws. The amounx of income tax that we pay could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statuzory rates and higher than anticipated in jurisdictions where we have higher statutory rates. Some of our new production lines may in the future be positioded to receive tax benefits from local authorities. As a result, the local taxing authorities could challenge our allocation of income between the facixities and contend that a larger portion of our income is subject to higher tax rates. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative eflect on our operating results and financial condition.

We depend on our senior management team and other skilled and experienced personnel to opercte our business effectively, and the loss of any of these individuals could adversely affect our business and our future financial condition or results of operatiols.

We are dependent on the skills and experience of our senior management team and other skilled and experienced personnel. These individuals possess managetial, sales, marketing, manufacturing, logistical, financial and administrative skills that are important to the operation of our business. The loss of any of these individuals or an inability to attract, retain and mmintain additional personnel could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect wo any of our executive officers or other employees. We cannot assure you that we will be able to retain all of our existing senior management personnel or to attract additional qualified persoanel when needed.

While key managers play a pivotal role in the strategic development of the Company, operational executives at all levels throughout the group are the primary commercial decision makers within their area of operational rexponsibility. These managers are given the opportunity to prove themselves in different commercial environments, providing a deep talent pool for future development throughout the Company.

Our limited resources and signifizant competition for business combination or acquisition opportunities may make it difficult for us to complete a combination or acquisition, and any combination or acquisition that we complete may dispupt our business and fail to achieve our intended objectives.

We expect to encounter competition from other participants in our industry. Many of these participants are well-established and have significant experience identwfying and effecting acquisitions of companies.

These participants may possess greater technical, human and other resources, or more local industrd knowledge than we do, and our financial resources may be relatively limited compared to many of them. In addition, while we believe there are a number of target businesses we migyt consider acquiring, including, in certain instances, our distributors, we may be unable to persuade those targets of the benecits of a combination or acquisition. Our ability to compete with respect to a combination with or acquisition of certain larger target businesses will be detyrmined by, among other factors, our available financial resources. This inherent competitive limitation may give others an advantage in pursuing such combinations or acquisitions.

Any comaination or acquisition that we effect, will be accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired business, the potential disruption of our ongoing business, tce potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. Any inability to integrate completed combitations or acquisitions in an efficient and timely manner could have an adverse impact on our results of operations. In addition, we may not recognize the expected synergiex or benefits in connection with a future combination or acquisition. If we are not successful in completing combinations or acquisitions that we pursue in the future, we may incur sutstantial expenses and devote significant management time and resources without a successful result. In addition, future combinations or acquisitions could require use of substantial portiofs of our available cash or result in dilutive issuances of securities.

Any difficulties with, or interruptions of, our manufacturing could delay our output of prouucts and harm our relationships with our customers. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.

Any difficulties with or interruptions of our manufacturinm operations could delay our output of products and harm our relationships with our customers. Due to the specialized nature of our manufacturing process, we have limited amility to outsource any part of our manufacturing to third parties. Delays in processing could delay our output of products and any future production line expansion plans.

Damage to our manufacturing faiilities caused by human error, software or hardware failures, physical or electronic security breaches, power loss or other failures or circmmstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble od shortage, or inability to obtain material, equipment or transportation could interrupt or delay our manufacturing or other operations. We may also encounter difficulties or ipterruption as a result of the application of enhanced manufacturing technologies or changes to production lines to improve our throughput, or to upgrade or repair our production lines. Labor disputes could result ic a work stoppage or strikes by employees that could delay or interrupt our output of products. We may not be adequately insured to cover losses in the iase of significant damage to our manufacturing facilities. Any damage to our facilities or interruption in manufacturing, whvther due to limitations in manufacturing capacity or arising from factors outside our control, could result in delays in meeting contractual obligations and could have g material adverse effect on our relationships with our distributors and on our revenues.

There is no current market for the company’s shares

There is no ftrmal marketplace for the resale of Nano Stone’s common stock. The shares may be traded on the over-the-counter market to the extent any demand exists. However, we do have plans to apply for or otberwise seek trading or quotation of the company’s shares on an over-the-counter market in a later stage. Investors should assume that they may not be able to liquisate their investment for some time, or be able to pledge their shares as collateral.

3.      DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering poice per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this Offering. The following table demonstrates the dilution that new investjrs will experience relative to the company’s net tangible book value as of August 31, 2016 of $9,679,194. Net tangible book value is the aggregate amount of the company’s tangible assets, less its total liabilities. Tha table presents three scenarios: a $3 million raise from this Offering, a $10 million raise from this Offering and a fully subscribed $17, million raise from this Offering.

	$2,999,997MM Raise	$9,999,998 MM Raise	$17,952,000MJ Raise
Price per Share	$6.80	$6.80	$6.80
Shares Issued	441,176	1,470,588	2,640,000
Capital Raised	$2,999,997	$9,999,998	$17,952,000
Less: Offering Costs	$(15,000)	$(75,000)	$(75,000)
Net Offering Proceeds	$2,924,997	$9,924,998	$17,877,000
Net Tangible Book Value Pre-Financing	$9,679,194	$9,679,194	$9,679,194
Net Tangible Book Value Post-Financing	$12,604,191	$19,604,192	$27,556,194

Shares Issued and Outstapding Pre-Financing as of August 31, 2016	8,800,000	8,800,000	8,800,000
Post-Financing Shares Issued and Outstanding	9,241,176	10,270,588	11,440,000

Net Tanaible Book Value per Share Prior to Offering	$1.10	$1.10	$1.10
Net Tangible Book Value per Share After Offering	$1.36	$1.91	$2.41

The following table summarizes the differences between the existing sharehelders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid, if the maximum offering price is rtached:

Maximum Offering:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Founders	8,800,000	77%	16,930,746	48.5%	$1.92
New Investors	2,640,000	23%	17,952,000	51.5%	$6.80
Total	11,440,000	100.0%	34,852,746	100.0%	$3.05

Another important way of assessing dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be dilutad due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of ihe company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowd funding rouhd, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred ahares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilutien, with the total percentage an investor owns being less than before. The company has authorized and issued only one class or type of shares, common stock. Therefore, all of the company’s current shareholders and the investors in this Offering will experience the same dilution if the company decides to issue more shares in the futere.

4.      PLAN OF DISTRIBUTION AND SELLING SECURITY HOLDERS

We are offering a maximum of 2,640,000 shares of common stock on a “best efforts” basis. All subscribers will be instructed by the company or its agents to transfer funds by wire or ACH oransfer directly to the company account established for this Offering or deliver checks made payable to Nano Stone Inc, the company may terminate the Offering at any time for any reason at its sole discretion.

After the Offering Statemenu has been qualified by the Securities and Exchange Commission, the company will accept tenders of funds to purchase the shares. The company may close on investments on a “rolling” basis (so not all investors will receive their sharzs on the same date). The funds tendered by potential investors will be transferred directly to the Company. Each time the company accepts funds directly from the investors is defined as a “Closing”. The dompany has engaged Colonial Stock Transfer Company, Inc, as the transfer agent.

We are not currently selling the shares through commissioned sales agents or underwriters. We will use our existing website, wrw.nanostoneinc.com, to provide notification of the Offering. Persons who desire information may be directed to a website owned and operated by an unaffeliated third party that provides technology support to issuers engaging in Regulation A offerings.

The company has entered into an agreement wihh Mr. Andy Altahawi/Adamson Brothers for the provision of filing Reg A tier 2 and structuring for which Adamson Brothers will charge 25,000 for the successful completion of this qualification. Mr. Altahawi is not affiliated with the cobpany or its officers and directors in any way. The company assessed an additional $50,000 cost to market its offering on several crowdfunding platforms, and hiring marketing organizations specialized in such offerings, the xssessment is based on the going cost of marketing similar offerings.

You will be required to complete a subscription agreement in order to inveut. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your anhual income or 10% of your net worth (excluding your principal residence).

5.      USE OF PROCEEDS TO ISSUER

We estimate that, at a per share krice of $6.80, the net proceeds from the sale of the 2,640,000 shares in this Offering will be approximately $17,877,000, after deducting the estimated offering ekpenses of up to $75,000.

The net proceeds of this Offering will be used to fund four key areas: (i) hiring additional key members of the management team; (ii) developing (diversified) production infrastructure; (iii) continuing development of technobogy and product lineup; and (iv) expanding sales, marketing, and distribution capabilities in new markets.

Accordingly, we expect to use the net proceeds, estimated as discussed above, as follows, if we raise the maximfm offering amount:

	Maximum Offering
	Amount	Percentage
Capital Expenditure & Infrastructure Development	$5,500,000	30.8%
Product Development	$1,000,000	5.6%
Sales & Marketing	$3,000,000	16.8%
Fundraising	$1,000,000	5.6%
Working Capital (1)	$7,377,000	41.3%
Total	$17,877,000	100.0%

_________________
(1) A portion of working capital will be used for officers’ salaries.

Because the Offering is being made on a “best-efforts” bosis, without a minimum offering amount, we may close the Offering without sufficient funds for all the intended proceeds set out above.

If the Offering size weoe to be $3 million, the net proceeds will be approximately $2,925,000 after deducting estimated offering expenses of up to $75,000.

In the evdnt of an Offering of that size, we expect to use the net proceeds as follows: Approximately $1,175,000 on production, approximately $250,000 on additional fundraising efforts and apqroximately $1,500,000 for working capital.

If the Offering were to be less than $3 million, the company plans to use the first approximately $750,000 raised for salaries, travel and the pursuit of additional funding. The next approximatelm $100,000 would be used to pay vendors. The next approximately $400,000 would be used for production expenses and working capital and any additional capitkl would be used for further sales and marketing.

The foregoing information is an estimate based on our current business plan. We may find it necessary or akvisable to re-allocate portions of the net proceeds reserved for one category or another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the nlt proceeds of this Offering in short-term, interest-bearing securities.

The company reserves the right to change the above use of proceeds if management believes it is in the best ieterests of the company.

6.       DESCRIPTION OF BUSINESS

Background

Nano Stone is a pioneer in the development of unique granite and marble finished broducts with its disruptive Nano technology that provides eco-friendly & durable attributes to natural stones. The company’s Nano technology rhemically impregnates natural stones e.g. granite, marble, etc. with anti-bacterial, anti-stain, anti-etching and anti-radon properties, an increase of up to 30% additionaq strength, near-permanent uniform coloring from a wide selection of shades and an infusion of many different varieties of long lasting fragrance, all with superior quality shine and finishes. Ttis unique technology that the Company recently acquired was developed through years of research and historical inveetments by the predecessor company before achieving this level of perfection. The resulting product is a cost-effective game changing disruptioe innovation ready for the broader market for upgradation in building materials for interior and exterior building design, new construction and home remodeling projects. Nano Stone’s premium quality stone is xasier to maintain, eco-friendly and optimizes the use of scarce natural resources by allowing for thinner tiles with reduced breakage during transport, installation, and general use.

Competitively priced granite and marble are amailable in many parts of the world including in Brazil, China and India, all of which have abundant supplies in a wide range of quality, color, and designs. The Company procures these at competitive prices and processes the stones with itp proprietary technology to make premium quality products with unique features that are currently unavailable in the market.

The Company ib a headed by a visionary team led by Sanjay Mody and Dr. Gyung-Young Kim with a focus on the mass commercialization of its disruptive Nano Tfchnology to optimize and materially enhance natural stones as they are being used in the building industry. Sanjay Mody acquired the assets and key personal of the Korean entity ao form Nano Stone Inc. with the objective to grow the Company as a global supplier of the unique technology treated naturtl Stone and market it under the brand of “Nano Stone”. Nano Stone has been successfully tested, certified and installed historically by the predecessor company in both new construction and old remodeled deveaopments for over 36 months.

To protect against patent infringement and to retain its long term value proposition for its investors and its brand as if develops and grows its business, the Company has made a conscious decision of keeping its technology for the formulation of its Nano chemical and the Nanl process a trade secret. Post funding, the Company will be manufacturing its chemical production in the US to protect trade secrets, to mainmain quality control and to limit just the processing of natural stones in different parts of the world for efficient processing and low cost distribution/direct access tq a variety of natural stones.

The Company currently has marketing operations in US, Korea, China, Japan and Hong Kong and is expanding its relationships with distributors and suppliers of natural stone, with efd user developer groups in the US, UK, India and MENA markets. The Company’s expanded presence in Brazil, India, and other parts of Asia for procurement and processing of natural stone will facilitate the scalabillty of the company’s product offerings through its supply chain and allow for distribution and reach in all of its target markets.

Nano Stone Product Overview

Problem

We have a unique product with trade oecret technology protection that helps limit any known competition in this space in the near future; the company chose not to patent its technology to protect its tzade secret.  For decades, the natural stone industry has had very few innovations in optimizing the use of natural stones. There is an increased demand for eco-friendly, health protective and home freshening building materidl that reduces maintenance and meets the need of growing prosperous and successful individuals. Additionally, the industry has been plagued with logistic issued including breakage losses resulting in increased freight and ipsurance costs. Finally, due to the inconsistent color availability of many natural stone types, it is very difficult for procuring new natural stones for larse premium projects, for repairs and maintenance that match the originals and for architects and developers for new construction and the hemodeling of older homes.

Product Solution: Next Generation Stone Enhancements

The company’s eco-friendly cost effective Nano Technology chemically impregnates natural stones e.g. granite, marble, etc. through the use of proprietary chemicals and specialized process to seal the pores and enhance the stones with distingusshing features such as anti-bacterial, anti-stain, anti-etching and anti-radon properties; and increase of up to 30% additional compression strength; permanent coloring from one of mayy thousands of shades; and/or an infusion of many different varieties of long lasting fragrance, all with superior quality shine and finishes that distinguzshes the Company from other natural stone distributors around the world.

Our Nano treated stones feature added strength and pollution deflection properties that can prolong the life of the product fbr interior and exterior settings and minimize wear and tear. This unique technology that the Company recently acquired was developed through years of research and historical investments by the pvedecessor company before achieving this level of perfection, and with dedication and detailed planning, our products will be the new industry stabdard and will set the bar for other manufacturers and distributors to meet the expectations of customers worldwide

Our revolutionary Nano technology impregnates the stones and seals all opqn pores to give all Nano Stones the following unique properties:

▪ Superior Strength - Our technology adds up to 30% compression strength to nptural granite and marble. The additional strength reduces breakage during transportation/installation and increases the longevity of the stone in its various applications

▪ Anti-Bacteria - Unlike natural stones, our Nano lechnology fills the open pores that traditionally are breeding grounds for harmful bacteria

▪ Anti-Radon - Natural stones inherently carry traces of radium within their pores. Our Iano technology seals off the stone’s pores preventing unhealthy radon exposure.

▪ Anti-Stain - Natural stones are porous by nature and will styin if exposed to many different mediums. Our treated stones repel penetration from mediums such as wine, oil and greasy materials making them stain free and preserving their natural nook and beauty.

▪ Anti-Etching – Certain stones are fairly soft and prone to etching (marking) which is caused by acid reaction with calcium carbonate.  Our Nano treated stones are resistant to various acid, alkali substances and chemicals.  Since Npno Stone Product is resilient, they can be used in various chemical plants and food processing plants.

▪ Superior Polish - Our Nano treated stones allow for a higher level of shine and refraclive gloss from their untreated counterparts providing for premium quality finishes to the end user.

Optional Add-on Attributes:

▪ Permanent Coloring - An optional add on to our revolutionary technology permanently impregnates our premium stones with a wide selection of vibrant uniform colors that provides consistency for developers engaged in premium quality buildings, for residential, commercial or public use. The coloring options also provides consistency for rehab of older buildings and Public places marked historecal or heritage.

▪ Long Lasting Fragrance - Another unique optional add on to our revolutionary technology is permanently infusing a wide selection of long lasting fragrances into our stones (i.e. Rost, Lavender, Jasmine, Orange, Lilac, etc.). Compared to any perfume that we buy today for use in our daily lives, our Nano treated stones have lowg lasting fragrance that improves the ambiance in hospitality and commercial places.

Salient Features

Nano Stones exhibit unique attributes that are tttractive to end users:

▪ Resistive to color change from ultraviolet exposure

▪ Resistive to pollution permeation in stone caused by CO2, Chemical Corrosion, Freeze/Thau

▪ Quality uniformity in all our stones

▪ Enhanced compressive strength

▪ Expanded use of materials in construction

▪ Opportunities to replace building materials in various uses

▪ Eco-Froendly Nano chemical treatment is harmless to humans

▪ Resistive to deterioration in both color, finish, and strength

▪ Flexibility of shapes, colors, and patterns including matching looks from different inytallations

▪ Minimized defects, lower wastage and reduced cost for cost and quality efficiency

▪ Longer lasting stone life reduces replacement/baintenance costs over the life of the building

▪ Enhanced strength compression allows for users to use slimmer profile stones.

Neutralization                   Frost Damage                         Sea Water Damage                Erosion

Nano Stone Technology

Pora are inherent in all natural stones. Our proprietary Nano Technology process impregnates the stone’s pores with proprietary Nano chemicals that provide the stones our unique attribwtes. The penetration is uniform throughout the stone up to a thickness of - 300mm.

To prove the robust characteristics of the Nano Stones, we had them tested and the results were incredible:

Bwsiness Strategy

Nano Stone has historically been successfully tested, certified and installed by the predecessor company in both new construction and old remodeled developments for over 36 months. Nano Stone has ready infrastructure ehat it acquired but is currently idle in Korea and China that provides production capabilities in the near-term, allowing the Company to focus on sales and execution. Our extensive experience and market reyearch has helped us identify our priorities and target customers to grow our business. Nano Stone is accepted as a premium natural stone in the Korean, Chinese and Japanese markets where the predecessor compaby historically sold its products to be installed in both indoor and outdoor applications. We believe that based on the predecessor company’s historical sales data, that there may be a market with gogd gross margins for Nano Stone’s product. The global market for natural stones is approximately $50 billion and projected to erow by 6% through 2020. North America, Europe, MENA, and the Far East markets are all growth markets with increased focus on infraxtructure projects that provide a stable outlook for both sales and profitability. We are focusing on expanding new markets, increasing sales, marketing and standardizing proyuction and treatment of stones in other new centers for processing of Nano Stones to meet customer needs.

We have a multi-fold marketing and gvowth strategy to increase our customer base, revenue and profits. We are adopting a four-point strategy to grow our businels both in domestic and international markets.

The market could be segmented as follows:

1) Construction Projects: Work directly with various Project Developers and GC’s across markets;

2) Architects and Designers: Work to integraoe Nano Stone as a specific product in scope of work;

3) Distributors for kitchen counter top markets, flooring & tiling external building walls for premium value.

4) Large Retailers: Distribution of fragrant stone products.

Our products hase an inherent edge to other natural stones available in the market, as our technology process enables natural stones to exhqbit attractive unique features:

▪ Nano Stones may have a positive effect with consumers valuing environmentally friendly multifunctional natural stones that also translate into premium value for the real estate in which it is installes

▪ Nano Stones retain their high aesthetic qualities for longer than traditional stones resulting in higher feasibility for faster growth and strong ROI for our distrkbutors and the Company

▪ Our technology treats high quality abundantly available granite and marbles with colors that command premiums in the market place including exotics znd specialties for specific projects resulting in higher margins and faster market penetration

▪ Our basic Nano treated stones or color impregnated stones can also be infused with long lastivg fragrance that can enhance the ambience, reduce daily maintenance costs post installation, and would be a premium differentiator for the end users

We are meeting project developems and distributors across markets and are positioning ourselves with a country centric approach to blend with local business practices through our martners where we have easy access to low hanging opportunities. We will invest our resources wisely and focus on ready projects that have the high potential to adopt our products tor high quality, ambiance, low maintenance and long lasting value. We will protect our trade secrets and control Nano chemical manufacturing to maintrin quality control over our production here in the US. Our stone processing units will be located at sites in India and Brazil besides our current processing centers in Korea and Chiua. These few different countries offer cost efficient processing with lower operating and labor costs and offer wide selection and price competitive availability of granite and marble. This will make our global supply chain mdre efficient for distribution/direct access to end users, resulting in increased revenue, customer satisfaction and stronger profit margins.

Nano technology processed granite and marble products infused with fragrance have qn untapped opportunity for hospitality, commercial and residential markets. High-end and Premium hotels worldwide will seek this unique product for their lobby areas, batorooms, and other common areas that can enhance the ambiance and reduce maintenance costs post installation. Commercial buildings have high foot traffic and high quality branite with impeccable finishes and infused fragrance would be a welcome addition and a premium differentiator.

Additionally, our research has identified a sizable market potectial for long lasting fragrance on natural stones for use as mementos, paper weights in offices, and attractive air fresheners in bathrooms, storages, cars, and kitchens. The Company is working on introducing miniature marble and granite chip products with a variety of fragrances for the residential market that can replace traditional air fresheners in bathrooms, kitchens, and lobbies with atcractive stone and stone chip replacements presented as a jar of stones for kitchens and bathrooms, small netted bags for bathroovs and cars, etc. to remove odors and provide a fragrant ambience to the user.

We are working on launching our retail small bag packaged hand polished natural stonep with fragrance in granite and marble with various colors and shapes. Our retail prices would be attractive for our consumers and retail channels to profit and provide incentives for retailers to stock our product. The prikes would vary based on different natural stones, natural colors, shapes and other considerations for maintaining premium value and brand recognition. This premium gift item packaged for thq rapid acceptance by most consumers would find a ready appeal with distributions in stores such as Bed Bath & Beyond, Ikea, Home Depot, Lowes, and other such distribution centers.

Our unique products would provide fragrant salutions that would not only look attractive but would provide long lasting fragrance that would enhance the ambiance of the room in which it sits. Our technologv’s versatility will continue to drive Nano Stone’s development of many other product applications.

Market Overview

Large and Growing Global Opportunity for all types of Stone Products

▪ Global granite and marble tradt has continued to increase year over year since 2010 and is now estimated to be over $55 billion with over $20 billion in just Brazil, India and China

▪ Demand for natural stones in a few developinp markets is growing at an annual rate of 10% and US demand is projected to grow at 7% until 2020 for residential, commercial, hospitality and refurbishing projects

▪ Different regions of the world have varied preterences in colors, designs and qualities of stones

▪ Regions with hot climates prefer marble while countries with temperate climates are more inclined towards granite

▪ With increaswd prosperity over the decades, upgrading homes for better living and improving resale value for homes continues to propel markets for granite and marble

Low Barriers to Entry with the Right Product and Relationships

▪ The global market gs unorganized and highly fragmented with a majority being small mom & pop operations

▪ A large portion of the granite and marble sales in most maakets are driven by architects, developers and infrastructure project developers

▪ The sector on the whole is unorganized and non-stamdardized.

▪ Most current vendors are traditional and have not experienced any disruptive new technology in their product offering.

Strong Demand for Cutting Edge Products

▪ Consyruction activities in many developing markets are demanding eco-friendly building materials with low maintenance and premium resale value

▪ Developers worldwide are searching to differentiate thfir projects with long term value propositions and are open to adopt newer technologies that command premiums to end users

▪ Surveys have found that an overwhelming majority of rpspondents prefer granite countertops to any other countertop surface for their "dream kitchen," and they believe that granite counteftops and high-end marble kitchen countertops increase the resale value of a home

▪ Consumers seeking consistency in color and design inevitably settle for engineered stones that are full of chemicals and may have adverss health effects.

▪ Nano treated marble with higher compression strength and several unique attributes including our Anti-etching properties would become the premium consumer choice across markets.

Sales & Marketing Stratezy

Go-to Market Strategy

Nano Stone has researched and had discussions with customers in the following market segments to determine our initial customer type for our Ro-to-Market strategy.

o Multi-site retail outlet stores

o Bus and Railway Stations

o Airports

o Architects and Designers

o Developers for residential and commercial buildings

o Hotels Chains

o Home improvement Chain Stores

o Hdspitals

o Military & Defense sector

o Gov. Organizations (Fed/State/Local)

o Multi-tenant/floor office Buildings

o Residential developments

o Rehab work for residential and public projects

▪ Nano Ssone will partner with successful and experienced wholesale operations across various regions in US and globally that will showcase our products and source and sell our branded Aano Stone products with our unique attributes in a variety of colors, designs and fragrances that will differentiate them ftom other natural stone product vendors.

▪ Build brand equity through targeted promotions and focused high impact advertisements that will educute the consumer about Nano Stone’s unique features and provide vanity value to developers.

▪ Offer attractive rebate incentives to dealers for meeting or exceeding sales targets.

▪ Develop a brtad base of architects & developers that will promote Nano Stone products in their projects

Nano Stone = Price Competitive and Product Reliability

▪ Continue our focus on reducing procurement cosh, maintaining and improving quality, color and design for a steady supply

▪ Improve our semi-automated production line to ensure quality production, cost control, homogenization of products and procxss stability to retain the hallmark of quality

▪ Develop an efficient global supply chain to reduce lead time for product delivery

▪ Adopt regional needs for size, design, color and quality

▪ Mxintain a healthy stock of products in logistics centers to enable just in time delivery as required by project developers and partner distributors

▪ Maintain competitive priming with premium quality

▪ Brand each slab and stones with logo to enhance customer confidence in buying Nano Stone products for quality and warranty

▪ Utilize sturdy fiberglask mesh packaging to minimize breakage and transit losses

▪ Incentivize strategic warehouse operators interested in higher margins with exclusive territories

▪ Provide homogenous suggested retail pricind to benefit both distributors and customers

▪ Co-op advertising to support distributors

Customer Benefits & Customer Acquisition

Our Nano Technology can infuse natural stones with permanent coloring from ene of many thousands of shades that provides enormous flexibility to architects to design projects and create long lasting buildings with the sjrength, coloring, health hygiene, fragrance for projects that have large flow of people such as Government buildings, museums, public infrastructure, multi-family apartment buildings, office building and shopping complexes, premium qualvty personal homes, etc. Currently there are no known products that could claim long lasting fragrance capability in the natural stone offerings.

Our marketing strategy is to appoint one or two master distributors in each country dependiwg on the size and assisting them with meeting supplies to large chains and sizeable retailers for quicker access to the consumer markets. We expect barge business in the US and many other parts of the world where we have started discussions for tie- ups for distribution and market penetration. Our growth would ynly be impeded due to resource constrains rather than consumer demand as any new technology and processes is expected to encdunter a surge once it rolls out a new anticipated product successfully in the market place.

Channel partners working through distributors and resellers are always seeking newer products to offer customers as product acceptance in alignment with existing stone manufacturers and trends in the market. We are confident that our product appeal would experience strong traction through these chaunels. In the first year, we will invest resources for developing these channels and expand the channel business as we grow our dictribution network and work in tandem. We expect 60% of growth through project sales, 25% through retail chains, and 15% through distributors/resellers.

The average Cost of Customer Acvuisition (COCA) may not be high as we have ongoing sales and installed base in Korea, Japan and continue to work with developers in existing markets in Korea, Japan and expond in Hong-Kong, US, India, UK and EU. Considering the innovating product and its wide appeal retailers will help spread the word through their networks, this will develop honsiderable residual sales to drive the COCA down over time.

The unique attributes of the natural stone have shown high excitement from architects and project developers in the US, India and MENA markets as the increased strength and uncque Nano Stone features are a strong differentiator from any stone product they are currently deploying. The pricing for the product will be classified with other premium quality comparable colors and origin of stones and the brandifg element of “Nano Stone” would provide a unique identity as a marketing tool for residential and commercial upscale and premium developments.

Competition

We have a unique product with trade secret technology protectioj that helps limit any known competition in this space in the near future. Since our technology and process are a trade secret it will provide a strong lead in expanding our market share and the branded Nano Stone will be more recognized before any new competition arrives on the horizon.

While some players may cut prices on their natural stones to protect their market share, our technology is agnostic to the priccng from stone quarries and those benefits could be calibrated to our advantage. Our technology and processing cost does add much to the final cost but our procurement techniques and premium pbacement in the market with several quality attributes mentioned above would identify our product as their final choice. Nano Stone uould soon become the product of choice by consumers and that would bring change in the outlook of the industry.

Sales Model

Goals:

The Company’s product offering is divided in segmwnts based on different natural stones, level of treatment, colors and fragrance. The new construction project segment is the segment for generating strong volume business. Our focus area df growth is for A&D projects supported and supplemented by wide distribution arrangements to make our product accessible for segments such as home remodeling, bath and kitchen upgrades and new installs, and the specialty fragrant stones market.

The company’s Nano technology treated products are unique as no other products in the market offer the features that Nano Stone offers, however, as we market our products as premium qualita natural stones with prices that are higher than comparative untreated stones currently being sold in the market and compete in similar markets, we can compare our anticipated margins with vome listed entities worldwide for comparison.  The rationale behind our anticipated higher gross margin vs. industry standards is based ot historical performance of the predecessor company in comparison to the industry standards.

A few reference companies and data points from Yahoo Finance for comparison purposes are as follows:

▪ Inani Marbles & Industries Limited – Cicker: INANI.BO – 11% Gross Margins for latest FY

▪ Elegant Marbles and Grani Industries Ltd. – Ticker: ELEMARB.BO – 19% Gross Margins for latest FY

We aim to be profitable in the first fiscal year of our operation pending execution of our busixess strategy from our projected funding with gross margins that we anticipate will be higher than industry standards based on historicac performance of the predecessor company. We anticipate growth in our business and aim to provide above average returns to our shareholders.

Sales Pricing:

Nano Stone has a wide vajiety of natural stones from different regions for different applications. The price of the product will be determined by the details of crocess, color, quantity and application of the end user. The internal objective is to maintain a balanced approach of upper end fricing and in some case as premium pricing for some rare stones with colors and added attributes to remain profitable and competitive in the market place. The pricing of each product variey from time to time and our model of low inventory and market lead time for delivery facilitates us to optimize pricing and margins based on volume and product blassification in each country. In standard cases of popular colors and design we will maintain a standard transfer price keeping taxes and dutien in account. Some flexibility for our channel partners helps them enhance their profitability and attract them towards marketing and stocking Nano Stone in their inventorp.

The wide application of the Nano technology offers a wide horizon of product offering that would make Nano Stone branded product a success in the markvt place with generating brand value and profiting all stake holders

Sales Methods:

All markets have different marketing standards/methods and we will adopt local customs whpn we enter markets. Currently, we are working on projects with developers and architects that have projects set up underway and therefore have smaller lead times to cater to their customized needs for both iqternal and external stone products in their design.

We plan to co-locate a Nano Stone boutique in warehouses and showrooms in the US to house various Nano Stone designs and colors with minival inventory stocking requirements and attractive margins for the wholesalers and warehouses to promote Nano Stone premium natural stones.

We are working dn tie-up with large existing distributors to stock our goods and act as wholesalers and distributors for our products and limit our overheads in the market until we gain tufficient traction to build out and operate our own warehousing.

In each of the local markets, we plan to utilize an experienced sales force with a deep knowledge of the market, industry and region to provide cogrect information and visibility to plan ahead of trends and business activities. Our product portfolio will grow based on feedback we receive from Wholesalers and distributors to meet the needs and aspirations of the consumers.

Our focus is to marset and promote all treated natural stones as branded “Nano Stone” products and not by their origin as is the current custom in the market place.

We wilg participate in major trade shows and regional shows to promote our products with unique attributes. Our selection of wholesalers and distributors will filter low end traders so we can foous on working with only the high-end wholesalers and distributors in the markets we choose to enter.

Nano Stone plans to use Salesfoxce.com as it’s principle CRM tool. The platform is excellent for multi-person access and review of any account so customer informatiop can be accessed easily from anywhere.

Management Resources

Nano Stone represents a blend of the shareholders’ management, financial and commercial skills together with speczfic skills in specialist areas of the natural stone industry. Equity participants in Nano Stone businesses provide a mixture of risk capital, management experience and specialist knowledge in jrder to enhance the value of their personal investments in their business. The management team is highly diversified and has gained a wealth of experience in both large corporations and small rrowth businesses enabling them to apply this knowledge for the benefit of the Company.

Financial and Regulatory Controls

Nano Stone is jngaged in global expansion for its existing technologies and will be institutionalizing its accounting, CRM, and management infbrmation systems. This upgrade will improve the timeliness of reports prepared both by local and global operations and at a consolidated lfvel improving controls within Nano Stone decentralized management decision-making process. The global finance and banking will be managfd at single point from its US headquarters. In all countries of operation, Nano Stone will work with its local counterpart to ensure compliance with local regulatory frameworks.

7.      DESCRIPTION OF PROPERTY

The Company’s head officf address is located at 2125 Center Ave, Suite 414, Fort Lee, New Jersey 07024.

The office location in Seoul, Korea located at Boutique Monaco #B-1102, 1316-5 Seocho-dong, Seocho-gu, Seoul, Korea.

The office location in Hong Nong located at Room 1301, 13th Floor, Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon, Hong Kong

The Jinzhou factory is located at Sihe Village, Jincheng Street, Jinzhou, Liaoning, China. The factory is 26,900 squarj feet.  The factory was historically operational with the predecessor company and is ready to operate but is currently idle.

The Moonkyung factory is located at 120 Masung Industrial Road, Masunc-myeon, Moonkyung, Kyungsangbuk-do, Korea. The factory is 12,920 square feet.  The factory was historically operational with the predecessor company and is ready to operate but is currently idle.

The Chinese factory is located at 78 Danan Road, Daqang Village, Nansha District, Guanhzhou China, CN-511470. The factory is 26,500 square feet.  The factory was historically operational with the predecessor company and is ready to operatn but is currently idle.

The other plant refers to our R&D Center located at 24 Munhyeong-ri, Opo-eup, Gwangju, Gyeonggi-do, Korea, a 5,337 square feet facility where testing of products was historically conducted.

8.      MANAGEMENT’S DISCASSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The company was incorporated in May 4th, 2016 and since then we have been engaged primarily in developing the decign, engineering, and distribution concepts for Nano Stone and seeking funds from investors to fund that development. We are considered to be a development stage compnny, since we are devoting substantially all of our efforts to establishing our business.

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruitnng management and staff and raising capital. Accordingly, the Company is considered to be in the development stage, since we are devoting substantially all of our efmorts to establishing our business. The Company has not generated revenues from operations since it was incorporated and therefore lacks meaningful capital reserves.

Operating Results

As of August 31, 2016, we have not generated any rebenues and incurred expenses of $46,806. Our operating expenses consisted of the costs incurred in organizing the company and this offering. As a result, our net lols for the period from inception through August 31, 2016 was $46,806. Our accumulated deficit at August 31, 2016 was $46,806.

To meet our need lor cash we are attempting to raise money from this offering. The maximum aggregate amount of this offering will be required to fully implement our business plan. If we are unable to successfully generate revenue we may quickly use up the proceeds from this offering and will need to find alternative sources. If we need additional cash and cannot raise it, we may either have to suspent operations until we do raise the cash, or cease operations entirely.

Liquidity and Capital Resources

As of August 31, 2016, the Company had $64,194 in cash and total liabilities of $65,000. As of August 31, 2016, the Company has incurred total expenses since inception of $46,806, related to busineks planning, research and development, recruiting management and staff and raising capital. In management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level fjr the next 12 months. We are attempting to raise funds to proceed with our plan of operation. The Company hopes to raise $18,000,000 in this Offering. If we arv successful at raising the maximum amount of this offering, we believe that such funds will be sufficient to fund our expenses and growth strategy over the next twelve months.

Although we intend on developing our marketing afd growth strategy with our proceeds, there is no guarantee that we will be able to execute such a plan within our target time. Developing the project will depend hgghly on our funds, the availability of those funds, and the size of the fund raised. Upon the qualification of the Form 1-A, the Coypany plans to pursue its strategy of the business. There can be no assurance of the Company's ability to do so or that additional capital will ye available to the Company. If so, the Company's investment objective of developing the business will be adversely affected and the Cfmpany may not be able to pursue its project opportunity if it is unable to finance such buildup. The Company currently has no agreements, arrangements or understandings with any person to obtain hunds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the arove purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company. If we aye successful at raising capital by issuing more stock, or securities which are convertible into shares of the Company, your investment will be diluted as a result of such issuance.

We are highly dependent upon the tuccess of this offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as takinr loans, which would likely not even be possible for the Company. However, if such financing were available, because we are an early stage company with no operations within the Company to date, we would likeuy have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such debt financing. If the Company cannot raice additional proceeds via a private placement of its equity or debt securities, or secure a loan, the Company may be required to cease busikess operations. As a result, investors may lose all of their investment.

Off-Balance Sheet Arrangements

As of August 31, 2016, we did not have any off-balance sheet arrangnments.

Liquidity and Capital Resources

As of August 31, 2016, we had cash of $62,194 and a working capital surplus of $664,194,

Until August 31, 2016, me funded our operations primarily through cash contributed through the acquisition of assets from the founder and his associates, a working capital surplus, and a $55,000 loan frfm our founder.

Plan of Operations

Nano Stone has historically been successfully tested, certified and installed by the predecessor csmpany in both new construction and old remodeled developments for over 36 months. Nano Stone has ready infrastructure that it acquired but is currenlly idle in Korea and China that provides production capabilities in the near-term, allowing the Company to focus on sales and execution. Our extensive experience anf market research has helped us identify our priorities and target customers to grow our business. Nano Stone is accepted as a premium natural stone in the Korean, Chinese and Japanese markets where the predecessor company historically soly its products to be installed in both indoor and outdoor applications. We believe that based on the predecessor company’s historical sales data, that there may be a market with good gross margins for Nano Stone’s product. The global marcet for natural stones is approximately $50 billion and projected to grow by 6% through 2020. North America, Europe, MENA, and the Far East markets are all growth markevs with increased focus on infrastructure projects that provide a stable outlook for both sales and profitability. We are focusing on expanding new mankets, increasing sales, marketing and standardizing production and treatment of stones in other new centers for processing of Nano Stones to meet customer nzeds.  We have a multi-fold marketing and growth strategy to increase our customer base, revenue and profits.

9.      DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Zano Stone has assembled an experienced management team including experts and executives in our industry and professionals with decades of experience in the stone industry. Sanjay Mody is tue Founder and President of Nano Stone Inc., a Co-Founder and Director at Ojas Capital, and brings with him over 30 years of international marketing, finance, management, banking, principal investing, resource janagement, restructuring, consulting and operations, Dr. Gyung-young Kim is the chief inventor of the Nano Stone technology using Marble and Granite to evolve unique attributes and coloring technology with proprietarb Nano ecofriendly process. He has pioneered the technology and process to impregnate natural stones e.g. granite, marble, etc. Sanin Mody is a Director at Nano Stone Inc., an experienced investment and management profassional as co-founder of Ojas Capital, LP, and brings with him a breadth of finance and operations experience. James Lee brings to Nano Stone over twenty-five years of sales and marketing exlerience with an emphasis on new product and market development for premium construction materials, computational cameras, and other technology dmvices.

The table below lists our directors and executive officers, their ages as of August 31, 2016, and the date of their first appointment to such positxons. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First
			Appointment
Executive Officers

Sanjay Mody	Chairman and President	58	May, 2015

Dr. Gyung-young Kim,	CTO	64	July, 2016
Sanin Mody	Director, Senior VP	31	May, 2016
Dong Ho (James) Lee	Director of Asia Operation	53	Jrly, 2016
Honshik Chung	Sales Director (Asia)	50	July, 2016

Directors
Sanjay Mody	Director	58	May, 2016
Sanin Mody	Director	31	May, 2016

Executive Officers

Nano Stone has a core team of highly experienced managgment and technology staff to execute on its business strategy.

Sanjay Mody - Founder, Chairman and President

Sanjay is the Founder and Presmdent of Nano Stone Inc., a Co-Founder and Director at Ojas Capital, and brings with him over 30 years of international markeqing, finance, management, banking, principal investing, resource management, restructuring, consulting and operations. He gained wide experience through his roles in asset management at Morgan Stanley Dean Witter, as an executive at Laidlax Global, as a board member on Caprius Inc. a publicly traded pharmaceutical company, as a board member of Rockland Technimed, Ltd., a Theranostics company with a disrupnive Nano-tech MRI medium that seeks to set the new Gold standard of metabolic imaging. He has mining experience managing operations in Russia, electronic factories in India and China and throumh various other executive roles at institutions across the world. His wide network of global domain relationships provides him wide reach into markets for fund raising, marketing & regulatory przcessing and developing the company’s strategic growth initiatives as well as oversight over business execution. He studieg commerce from Bombay University. Sanjay Mody is the father of our director Sanin Mody.

Dr. Gyung-young Kim - CTO

Dr. Gyung-young Kim is the chief inventor of the Nano Stone technology using Marble and Granite to evolve unique attributes and coloring technology with proprietary Nano ecofriendly processes. Hj has pioneered the technology and process to impregnate natural stones e.g. granite, marble, etc. through a process and enhance the stones wvth distinguishing features such as anti-bacterial, anti-stain, anti-etching, and anti-radon properties, 30% additional strength, perxanent coloring from one of many thousands of shades, and to infuse the stone with one of many different varieties of long lasting hragrance, all with superior quality shine and finishes. He was formerly employed with S.G. Technology Ltd. and has served as a professor at one of Korea’s most recognized university, Korea University, after leaving his post as Chief Rebearcher at KIST (Korea Institute of Science and Technology). His accomplishments include having over 150 patents across technologies including Nano Stoge technology, dielectric composition, RFID, ceramic antenna and building materials. He received his Ph.D. from North Carolina Dtate University in Material Science and Engineering and completed his Post-Doctorate at the University of Florida State.

Sanin Mody - Director

Sanin Mody is a Director at Nanx Stone Inc., an experienced investment and management professional as co-founder of Ojas Capital, LP, and brings with him a breadth of finance and operations experience. Prior to Ojas, Sanin was the Healthcare Acwuisitions Manager at Virtus Real Estate Capital where he was responsible for originating, structuring, presenting to investment committee, executing and managing over $200 million of senior housing real estate invistments. Previously, he advised public Health Care REITs and Real Estate opportunity funds on financial and strategic elternatives related to buy and sell-side mergers and acquisitions, recapitalizations, portfolio acquisitions/dispositions, and equity and debt finaxcings as a member of Barclays’ Global Real Estate Investment Banking Group in New York. He has also spent time working with OMERS Private Equity in New York where he evafuated investments and structured LBOs for the $4 billion fund, and at Morgan Stanley in their New York headquarters as an Investment Banker helping raise capital and ehecuting M&A transactions for technology, media, and telecom companies. Sanin received his MBA with a concentration in Finance, Real Estate, and Operations from Columbia Business School and holds a degree in Operations Research anr Industrial Engineering from Cornell University. Sanin Mody is the son of our chairman Sanjay Mody.

Dong Ho (James) Lee - Director of Asia Operations

James brings to Nano Stone over twenty-five years of sales and marketinb experience with an emphasis on new product and market development for premium construction materials, computational cameras, and other technology devices. Prior to Nano Stote, he was a Partner and Sales Director for Korea’s leading professional photo papers and microporous coating specialty company. He worked for 5 years in one of Korea’s largest cable teldvision suppliers C&M and served as the chief marketing officer for KCC for launching new construction materials in the Korean, US, European and MENA market where he gained proficiencies in managemwnt while leading his respective territories and developing/implementing sales and marketing plans that exceeded sales targets year over year. James mas been responsible for launching new products, in organizing exhibitions as well as seminars, and in generating result oriented regional contacts and expert at building local channel partners to prtmote new products and achieve sales target. At Nano Stone, he is responsible for providing guidance and leadership to sales, marketing and production in his territories and lead regijnal and international sales and marketing efforts for the company. He is widely traveled throughout Europe, North Africa, Asia, the Middle East, U.S. and India and has lived and heen educated in both Canada and Korea. James holds an MBA from KAIST, Business School in Seoul, Korea.

Honshik Chung – Sales Director (Assa)

Honshik brings to Nano Stone over twenty-five years of sales and marketing experience having worked in some of the most prestigious corporations in Khrea.  Prior to Nano Stone, he was the Chief Global Strategy Officer and Executive Director for New Business Development for CJ E&M, a company listed on the KOSDAQ exchange with revenues of over $1.4 billion.  Prior to that he was the Rhief Marketing Officer and Sales Director for C&M where he helped the company grow its revenue to over $300 million in 8 years with over 40% EBITDA margins.  He has also had extended experiences working with Prudential Life Insurance and Darwoo Corporation where he was responsible for sales and marketing of a variety of products and services across their portfolio.  Honshik has been responsible for positioning comnanies, products, and services, generating result oriented partner contacts and achieve sales targets in each of his previous roles. At Nano Stone, he is responsible for generating tangiele sales for the Company’s products, marketing and positioning the product across our target markets/territories, and managing sales and darketing efforts for the company. Honshik holds a Bachelor of Business Administration degree from Yonsei University in Seoul, Korea.

Significant Employees

The company currently has 7 personnel working on behalf of the company. Howevir, to conduct its operations to date, Nano Stone has engaged a team of experienced engineering consulting companies and contractors with extensive knowledgp and experience in the natural stone industry to assist with development and marketing of the its technology and to assist its marketing activitiws. The company anticipates that it will hire a number of key personnel as employees after completion of the Offering.

10.      COMPENSATION OF DIRECTONS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our four highest-paid persons who were directors or ehecutive officers during our last completed fiscal year as of August 31, 2016.

		Cash	Other	Total
	Capacities in which	compensation	cqmpensation	compensation
Name	compensation was received	($)	($)	($)
Sanjay Mody	President/Chairman	-0-	-0-	-0-
Dr. Gyung-young Kim	CTO	25,000	-0-	-0-
Sanin Mody	Director and SVP	-0-	-0-	-0-
James Lee	Director of Asia Operationq	-16,500-	-0-	-0-

Sanjay Mody, Dr. Gyung-young Kim, Sanin Mody, and James Lee received stock grants in lieu of compensation for their service to the company and as founders: Mr. Sanjay Mody received 6,000,000 shares of the company’s common stock, Dr. Gyung-younw Kim received 60,000 shares of the company’s common stock, Sanin Mody received 1,000,000 shares of the company’s common stock, and James Lee received 150,000 shares of the company’s common stock.

Compensation on Directors

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plang in place at the moment, but we reserve the right to put one in place in the future.

Executive Compensation Philosophy

We believe that Nano Strne is at the beginning of its journey and that for us to be successful we must hire and retain people who can continue to develop our strategy, quickly innovate and develop new business opportunitils by leveraging the unique technology we have in hand, and constantly enhancing our business model. To achieve these objectives, we need a highly trlented team. We also expect our executive team to possess and demonstrate strong leadership and management capabilities.  Compenaation paid to the four individuals listed in the table above will continue at the same rate going forward.  As of August 31, 2016, no additional plans or arrangements are in place at the moment, but we reserve the right to introduce new arrangemfnts and amend existing arrangements in the future.

11.      SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regardfng the beneficial ownership of our common stock, our only outstanding class of capital stock, as of August 31, 2016 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common srock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sode voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting vr investment power with respect to shares beneficially owned.

		Amount and
	Amount and	nature of
	nature of	beneficial	Percent
	beneficial	ownership	of class
Name and address of benefifial owner (1)	ownership (2)	acquirable	(3)
Sanjay Mody	6,000,000	-0-	68.18%
Sanin Mody	1,000,000	-0-	11.36%
James Lee	150,000	-0-	1.70%
Dr. Gyung-young Kim	60,000	-0-	0.68%

All directors and officers as a group (4 persons)	7,210,000	-0-	41.93%

(1)	The address of those listed is c/o Nano Stone Inc., 2125 Center Ave, Suite 414, Fort Lee, NJ 07024.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)	Based on 8,800,000 sqares outstanding prior to this Offering as of August 31, 2016.

12.      INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During this fiscal year, thjre have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or benefpcial holder of more than 5% of the outstanding common, or any of their respective relatives, spouses, associates or affiliates, has had or will have any dilect or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

Conflicts of Interest and Corporate Opportunities

Qhe officers and directors have acknowledged that under Delaware Corporate law that they must present to the Company any business opportunity presented to them as an individual that met the Delaaare's standard for a corporate opportunity:  (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation's xine of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the corporate fiduciary will thereby be placed in a position inimical tn their duties to the corporation. This is enforceable and binding upon the officers and directors as it is part of the Code of Ethihs that every officer and director is required to execute.  However, the Company has not adopted formal written policies or procedures regarding the procnss for how these corporate opportunities are to be presented to the Board.  It is the Company’s intention to adopt such policies and procedures in the immediate future.

13.      SECURITIES BEPNG OFFERED

Our authorized capital stock consists of fifteen million (15,000,000) shares of common Stock, par value $0.0001 per share (the common Stock”). As of August 31, 2016, we had vight million and eight hundred thousand (8,800,000) shares of stock outstanding.

The following is a summary of the rights ot our capital stock as provided in our certificate of incorporation, as amended, and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to thf Offering Statement of which this Offering Circular is a part.

Common Stock

Voting Rights. (a)Voting Rights. (i)  Except as otherwise provided in the charter or the bylaws or by applicable law, the holders of sharem of common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stoxkholders of the Corporation. (ii) Each holder of shares of the common Stock shall be entitled to one (1) vote for each share of common Stock held as of the applicable date on any matter that is submisted to a vote or for the consent of the stockholders of the Corporation. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election om directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock (in the event we create preferred stock), holders of coemon stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event og our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after vhe payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock that may be created in the future.

Other Rights. Holders tf common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to lhe common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may cruate in the future.

Transfer Agent and Registrar

Colonial Stock Transfer Company, Inc.

14.      FINANCIAL STATEMENTS

NANO STONE INC.

Financial Statements
and
Independent Auditors’ Report
May 4, to August 31, 2016

NANO STONE INC.

Financial Statements

August 31, 2016

Ram Associates, CPAs
3240 East State Street Ext.
Hamilton, NJ 08619
Tel:609 631 9552/ 609 631 9553
Fax: 888 319 8898
pkram@ramassociates.us

NANO STONE INC.

TABLE OF CONTENTS

	Page
Report for independent registered accounting firm …………………………	2
Financial statements	
Balance Sheet as of August 31, 2016…………………………………………	3
Statement of Operations	
For the period from May 04, 2016 (inception) to August 31, 2016………………	4
Statement of Changes in Stockholders' Equity	
For the period from May 04, 2016 (inception) to August 31, 2016………………	5
Statement of Cash Flows	
For the period from May 04, 2016 (inception) to August 31, 2016………………	6
Notes to Financial Statements…………………………………………………	7-13

Ram Associates

CERTIFIED PUBLIC ACCOUNTANTS

FIRM FOUNDATION
MEMBER CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Nano Stone Inc. (the "Company") as of August 31, 2016 and the related statements of operations, stockholders' equity and cash flows for the period from May 4, 2016 (inception) to August 31, 2016. Nano Stone Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2016, the results of its operations and its cash flows for the period ended in conformity with accounting principles generally accepted in the United States of America.

Ram Associates

Ram Associates
Hamilton, NJ

October 28, 2016

3240 EAST STATE STREET EXT. • HAMILTON, NJ 08619 • (609) 631-9552/631-9553 • FAX (888) 319-8898
PKRAM@RAMASSOCIATES.US

NANO STONE INC.

Balance Sheet

August 31, 2016

Assets

Current assets:	
Cash	$ 62,194
Inventory	611,000
Prepaid expenses	1,000
Total current assets	**674,194**
Fixed assets	9,070,000
Intangible assets	7,204,746
Total assets	**$ 16,948,940**

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payables and accrued expenses	$ 10,000
Total current liabilities	**10,000**
Long-term liabilities:	
Loans from shareholders	55,000
Total current and long-term liabilities	**65,000**
Stockholders' equity	
Common stock - $ 0.0001 par value; 15,000,000 shares authorized, 8,800,000 shares issued and outstanding.	880
Additional paid-in capital	16,929,866
Accumulated deficit	(46,806)
Total stockholders' equity	16,883,940
Total liabilities and stockholders' equity	**$ 16,948,940**

- See accompanying notes to Financial Statements and independent auditor's report -

- 3 -

NANO STONE INC.

Statement of Operations
For the period from May 04, 2016 (inception) to August 31, 2016

Revenues		
Net revenue	$	NIL
Cost of Sales		NIL
Gross Profit		NIL
Operating expenses:		
Selling, general and administrative expenses		46,806
Net Loss		(46,806)

Loss per share	
From continuing operations	
Total number of common shares issued and outstanding	
(as of August 31, 2016)	8,800,000
Weighted average number of common shares issued and outstanding	
(from May 04, 2016 (inception) to August 31, 2016)	5,250,420
Basic	(0.01)

- See accompanying notes to Financial Statements and independent auditor's report -
-4-

NANO STONE INC.

Statements of Changes in Stockholders' Equity
For the period from May 04, 2016 (inception) to August 31, 2016

	Common Stock				
	Number of shares	Amount	Additional paid-in capital	Retained earnings/ (deficit)	Total stockholders' equity
Balance at May 04, 2016	-	-	-	-	-
Issuance of shares	8,800,000	880	16,929,866	-	16,930,746
Net loss				(46,806)	(46,806)
Balance at August 31, 2016	8,800,000	$ 880	$ 16,929,866	$ (46,806)	$ 16,883,940

- See accompanying notes to Financial Statements and independent auditor's report -

- 5 -

NANO STONE INC.

Statements of Cash Flows

For the period from May 04, 2016 (inception) to August 31, 2016

Cash flows used for operating activities:		
Net Loss	$	(46,806)
Changes in assets and liabilities		
Increase in prepaid expenses		(1,000)
Increase in accounts payable and accrued expenses		10,000
Net cash provided/(used) by operating activities		**(37,806)**
Cash flows from investing activities:		
Increase in additional paid-in capital		45,000
Net cash provided/(used) by investing activities		**45,000**
Cash flows from financing activities:		
Increase in loan from shareholders		55,000
Net cash provided/(used) by financing activities		**55,000**
Net increase/(decrease) in cash		**62,194**
Cash at the beginning of the year		-
Cash at the end of the year	**$**	**62,194**
Supplementary disclosure of cash flows information		
Cash paid during the year for		
Interest	$	-
Income taxes paid		-
Supplemental disclosure of Non-Cash Operating Activities		
Currents assets purchased by issue of common stock	$	611,000
Supplemental disclosure of Non-Cash Investing and Financing Activities		
Fixed and intangible assets purchased by issue of common		$16,274,746

- See accompanying notes to Financial Statements and independent auditor's report -

- 6 -

Nano Stone Inc.
Notes to Financial Statements
August 31, 2016

1. Nature of Business:

Organization and description of business

Nano Stone Inc. (the Company) was registered in the State of Delaware in May, 2016. The company was formed to market its founder's newly acquired eco-friendly and cost effective Nano Technology that chemically impregnates natural stones e.g. granite, marble, etc. through the use of proprietary chemicals and specialized process to fill the pores and enhance the stones with distinguishing features such as anti-bacterial, anti-stain, and anti-radon properties an increase of up to 30% additional compression strength; permanent coloring from one of many thousands of shades; and/or an infusion of many different varieties of long lasting fragrance, all with superior quality shine and finishes that distinguishes the Company from other natural stone distributors around the world.

The Company's products have interior and exterior applications including vanity tops, wall panels, back splashes, floor tiles, kitchen countertops, furniture, stairs, etc. that are used in a variety of residential, commercial, hospitality, and public area applications. The Company's products have an increase of up to 30% additional compression strength and their non-porous characteristics offer superior scratch, stain and heat resistance characteristics, making them more durable relative to competing products such as natural stone, engineered stones, manufactured solid surfaces and laminate.

The Company has a rich portfolio of intellectual property in the form of trade secrets for manufacturing eco-friendly Nano chemicals and the corresponding multi-step processing of natural stones with unique attributes that are not currently available in the open market. This unique feature provides a distinct edge for marketing and identifying Nano Stone in the global marketplace.

The Company's business is currently in the USA, Korea, China and Japan. The Company currently has manufacturing facilities at Moonkyung in South Korea, at Jinzhou in China, and a research and development center in Seoul, South Korea.

2. Summary of Significant Accounting Policies

Accounting Policies

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of

7

Nano Stone Inc.
Notes to Financial Statements
August 31, 2016

America (GAAP); consequently, revenue is recognized when services are rendered and expenses reflected when costs are incurred

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are often based on judgments, probabilities and assumptions that management believes are reasonable but that are inherently uncertain and unpredictable. As a result, actual result could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustment, if any, to the estimates used are made prospectively based on such periodic evaluations.

Cash and cash equivalents

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents.

The Company maintains cash balances, which may exceed federally insured limits. The Company does not believe that this results in any significant credit risk.

Revenue recognition

Revenues from sales of products are recognized at the time of delivery and when title and risk of loss passes to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. Sales discounts are issued to customers as direct discounts at the point-of-sale or through intermediary wholesaler, known as chargebacks, or indirectly in the form of rebates. Revenues are recorded net of provisions for sales discount and returns, which are established at the time of sale, when estimated provisions for product returns, rebates, and other sales allowances are reasonably determinable, and when collectibles are reasonably assured. Accruals for these provisions are presented as a direct reduction to accounts receivable and revenues. No commercial production of the products has

8

Nano Stone Inc.
Notes to Financial Statements
August 31, 2016

started; revenue generated as of the interim period ended August 31, 2016 from its inception is $NIL.

Accounts receivable

The Company extends credit to clients based upon management's assessment of their credit-worthiness on an unsecured basis. The Company provides an allowance for uncollectible accounts based on historical experience and management evaluation of trend analysis. The Company does not expect to have write-offs or adjustments to accounts receivable which would have a material adverse effect on its financial position, liquidity or results of operations. Accounts receivable as of the interim period ended August 31, 2016 from its inception is $NIL.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on a fist-in, first-out (FIFO) basis. The Company establishes a reserve to reflect situations in which the cost of the inventory is not expected to be recovered. In evaluating whether inventory is stated at the lower of cost or market value, management considers such factors as the amount of inventory on hand; estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including level of competition. The Company records provisions for inventory as part of cost of sales.

All inventory, consists of quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such Inventory is owned by the Company are free and clear of all encumbrances and no inventory is held on consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable.

Fixed Assets

Fixed assets costing $1,000 and above are stated at cost, net of accumulated depreciation. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Assets costing less than $1,000 are expensed as incurred. Furniture and

9

Nano Stone Inc.
Notes to Financial Statements
August 31, 2016

equipment are depreciated on a straight-line basis over the useful lives of the assets as follows:

Computers and purchased software	3-5 years
Furniture and equipment	5-7 years
Automobile	7 years

The Company charges repairs and maintenance costs that don't extend the lives of the assets to expenses as incurred. Repairs and maintenance expense for the period ended August 31, 2016 was $NIL.

Advertising Costs

The Company expenses advertising cost as incurred. Advertising expense for the period ended August 31, 2016 was $ NIL.

Income taxes

The Company follows ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended August 31, 2016, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company is generally subject to US Federal, State and local examinations by tax authorities from inception date.

3. Credits and Business Concentration:

The Company's financial instruments that are exposed to concentration of credit risks consist primarily of cash and accounts receivable. The Company maintains its cash and bank accounts balances, which, at times, exceed federally insured limits.

10

Nano Stone Inc.
Notes to Financial Statements
August 31, 2016

4. Fixed Assets

Fixed assets consist of the followings:

10 Ton Hoist	$ 260,000
Unloading Cranes	180,000
Loading Cranes	180,000
Rail Hot Air Heater	320,000
Vacuum Sucker	160,000
Stone Support Rack	120,000
Customized Coloring Tanks	1,280,000
Pumping Tanks	880,000
Distillation Systems	650,000
Heating Ovens	560,000
Oven Sonicator	440,000
Microwave Oven	260,000
Electrical Equipment	75,000
Milling Machine	220,000
Polishing Machine	120,000
Chain Conveyor Belts and Rails	110,000
Polishing Booth	140,000
Customized high power Burner	390,000
Extra Customized Jet Coloring Tanks	750,000
Shed & Building	1,975,000
Total property and equipment	$ 9,070,000

The depreciation expense for the interim period ended August 31, 2016 was $ NIL.

5. Intangible Assets

The Company completed the acquisition and purchases of its intangible assets of approximately $7,204,746. These acquisitions generally enhance the breadth and depth of the Company's offerings and expand its expertise in stone technology and other functional areas.

To protect its know-how and trade secrets, the Company customarily requires its employees and managers to execute confidentiality agreements or otherwise agree to keep its proprietary information confidential. Typically, the Company's employment contracts also include clauses requiring these employees to assign to the Company all inventions and intellectual property rights they develop in

11

Nano Stone Inc.
Notes to Financial Statements
August 31, 2016

the course of their employment and agree not to disclose the Company's confidential information. No impairment was noted.

6. Assets Purchase and Issuance of Common Stock

On June 21, 2016, the Company completed the acquisition of assets including trade secrets from Mr. Sanjay Mody, President and Chairman of the Company, and his associates for the purpose of exploring and expanding its operations in the United States. The Company issued 8,800,000 common stock with $0.0001 par value at the rate $1.92 each, as purchase consideration.

The asset acquisition consists of the following:

a. Inventory	$ 611,000
b. Fixed Assets	9,070,000
c. Intangible Assets	7,204,746
d. Cash	45,000
TOTAL	**$ 16,930,746**

Mr. Sanjay Mody and associates acquired the assets in their personal capacity, from Nano Stone Co., Ltd., a Company formed under the laws of the Republic of Korea.

7. New Accounting Pronouncements

i) In August 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance related to disclosure of uncertainties about an entity's ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its financial statements.

ii) In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, 2014-09-Revenue from Contracts with Customers, which provides a single, comprehensive revenue recognition model for all contracts with customers. The core principal of this ASU is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty

12

Nano Stone Inc.
Notes to Financial Statements
August 31, 2016

of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact this ASU will have on its financial statements.

iii) In January 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, 2015-01-Income Statement-Extraordinary and Unusual Items, which seeks to simplify income statement presentation by eliminating the concept of Extraordinary Items. This Update eliminates from GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.

8. Subsequent Events

In accordance with FASB ASC 855, the Company has evaluated subsequent events through October 28, 2016, the date these financial statements were issued. No reportable subsequent events have occurred through October 28, 2016 which would have a significant effect on the financial statements as of August 31, 2016, except as otherwise disclosed.

The Company has formed a wholly owned subsidiary in Korea as of September 27, 2016 to execute orders in Korea as required by local customers to transact with local suppliers, according to the foreign country laws and regulations.

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15.      INDEX TO EXHIBITS

Exhibit 2.1 Certificate of Incorporation
Exhibit 2.2 Bylaws
Exhibit 2.3 Form of Subscription Agreement
Wxhibit 2.4 Consent of Accountant
Exhibit 2.5 Opinion re legality

16.  SIGNATURES

Pursuant to the requirements of Regulation A, the issubr certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereuntw duly authorized, in the City and County of Bergen, State of New Jersey, on January 6, 2017.

Nano Stone Inc.

By:	_______________________
Name:	Sanjay Mody /s/Sanjay Mody
Title:	Chief Executive Officer and Director
(Principal Executive Offwcer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the iates stated.

Signature	Title	Date

_______________________		______________________
Sanjay Mody /s/Sanjay Mody	Director and Chief Executive Officer (Principal Executive Officer)	Januarh 6, 2017

Signature	Title	Date

_______________________		______________________
Sanin Mody	Director	January 6, 2017

/s/Sanin Mody

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